April 29, 2009

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 28
Western Reserve Life Assurance Co. of Ohio
WRL Series Life Account
WRL Freedom Wealth Protector (File No. 33-69138/811-4420)

Filer CIK No.: 0000778209

Dear Commissioners:

On behalf of Western Reserve Life Assurance Co. of Ohio and WRL Series Life Account (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No.27 (“Amendment”) to the Form N-6 Registration Statement of the WRL Freedom Wealth Protector (the “Policy”) being funded through the Account. This filing has been marked to show changes from the previous post-effective amendment for the Policy.

This Amendment is being filed pursuant to Rule 485(a) of the Securities Act of 1933 to add disclosure regarding the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables, to make minor clarifying and stylistic changes. This filing was previously reviewed and an acceleration request preceded this filing.

If you have any questions concerning this filing, please do not hesitate to call me at (727) 299-1747 or Arthur D. Woods, Esq. at (727) 299-1830.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosures
cc:	Arthur D. Woods, Esq.
Mary Jane Wilson-Bilik, Esq.
Priscilla Hechler